                              FORM 11-K




               ANNUAL REPORT PURSUANT TO SECTION 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934
             For the Plan period ended December 31, 1996


                     Commission File Number 1-812



                         CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN
                       (Full title of the plan)



                   UNITED TECHNOLOGIES CORPORATION
                         One Financial Plaza
                     Hartford, Connecticut  06101
          (Name of issuer of the securities held pursuant to
     the plan and the address of its principal executive office)

           FINANCIAL STATEMENTS OF THE CARRIER CORPORATION
                  REPRESENTED EMPLOYEE SAVINGS PLAN

                  REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator
  of the Carrier Corporation
  Represented Employee Savings Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Carrier Corporation Represented Employee Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
            Statement of Net Assets Available for Benefits With Fund Information
                                     December 31, 1996
                         (Thousands of Dollars, except unit value)

                                                           UTC                          Funds
                                    Income     Equity     Stock     Global     Loan   Combined
                                     Fund       Fund       Fund      Fund      Fund
Assets:
  Investments:
Beneficial interests in
  contracts issued by insurance
  companies, at cost plus accrued  $ 35,546   $     -    $    -    $    -    $    -   $ 35,546
  interest
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market            -         -         -       124         -        124
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                   -    12,917         -       145         -     13,062
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                         -         -         -       165         -        165
United Technologies Corporation
  Common Stock, at market                 -         -     4,443         -         -      4,443
Participant loans, at cost                -         -         -         -       486        486
Temporary investments, at cost
  plus accrued interest                   1         -         1         -         -          2
Total Investments                    35,547    12,917     4,444       434       486     53,828

Contributions and fund
  transfers receivable                   11         4         8         2         3         28
Total Assets                         35,558    12,921     4,452       436       489     53,856

Liabilities:
 Contributions and fund
  transfers payable                     117         1         7         -         -        125
 Loans payable, net                      43        23        24         1       (16)        75
Total Liabilities                       160        24        31         1       (16)       200

Net Assets Available for
  Benefits                          $35,398   $12,897   $ 4,421   $   435   $   505   $ 53,656

Units of participation            6,198,956   818,623   408,087   210,593   505,000

Unit value                        $    5.71   $ 15.75   $ 10.83   $  2.07   $  1.00



The accompanying notes are an integral part of these financial statements.

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
            Statement of Net Assets Available for Benefits With Fund Information
                                     December 31, 1995
                         (Thousands of Dollars, except unit value)

                                                           UTC                          Funds
                                    Income     Equity     Stock    Global    Loan     Combined
                                     Fund       Fund       Fund     Fund     Fund
Assets:
  Investments:
Beneficial interests in
  contracts issued by insurance
  companies, at cost plus accrued
  interest                         $ 31,777   $     -    $    -    $   -    $    -    $ 31,777
Beneficial interests in Bankers
  Trust Company Pyramid Fixed
  Income Index Fund, at market            -         -         -       44         -          44
Beneficial interests in Bankers
  Trust Company Pyramid Equity
  Index Fund, at market                   -     8,454         -       56         -       8,510
Beneficial interests in Bankers
  Trust Company Pyramid
  International Securities Index
  Fund, at market                         -         -         -       52         -          52
United Technologies Corporation
  Common Stock, at market                 -         -     1,929        -         -       1,929
Participant loans, at cost                -         -         -        -       267         267
Temporary investments, at cost
  plus accrued interest                   1         -        47        -         -          48
Total Investments                    31,778     8,454     1,976      152       267      42,627

Contributions and fund
  transfers receivable                    -        74        36       19         3         132
Total Assets                         31,778     8,528     2,012      171       270      42,759

Liabilities:
 Contributions and fund
  transfers payable                     321        14         -        -         -         335
 Loans payable, net                       7         -        (1)       -        (8)         (2)
 Accrued investment purchases             -         -         -        2         -           2
Total Liabilities                       328        14        (1)       2        (8)        335

Net Assets Available for
  Benefits                        $  31,450   $ 8,514   $ 2,013   $  169  $    278   $  42,424

Units of participation            5,924,141   665,730   264,094   90,592   278,000

Unit value                        $    5.31   $ 12.79   $  7.62   $ 1.86   $  1.00



The accompanying notes are an integral part of these financial statements.

                   CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund Information
                               Period Ended December 31, 1996
                                   (Thousands of Dollars)

                                                         UTC                          Funds
                                    Income    Equity    Stock     Global     Loan    Combined
                                     Fund      Fund      Fund      Fund      Fund
Additions to net assets
  attributed to:

  Investment Income:
Net appreciation in fair value
  of investments                   $      -   $ 2,195   $   973   $   36   $     -   $   3,204
Interest                              2,421         -         3        -        28       2,452
Dividends                                 -         -        58        -         -          58
  Total Investment Income             2,421     2,195     1,034       36        28       5,714

  Contributions:
Participants'                         4,502     1,580       551       97         -       6,730
Employer's                            1,587       514       179       33         -       2,313
  Total Contributions                 6,089     2,094       730      130         -       9,043

Repayments on loans                      87        36        17        1      (141)          -

Deductions from net assets
  attributed to:

Cash distributions to
  participants                        2,679       632       200        7        36       3,554
Loans to participants                   225        90        53        8      (376)          -
  Total  Deductions                   2,904       722       253       15      (340)      3,554

Inter-fund and inter-plan
  transfers                          (1,745)      780       880      114         -          29

Net Increase                          3,948     4,383     2,408      266       227      11,232

Net Assets Available for
  Benefits December 31, 1995         31,450     8,514     2,013      169       278      42,424

Net Assets Available for
  Benefits December 31, 1996      $  35,398   $12,897   $ 4,421    $ 435   $   505   $  53,656


The accompanying notes are an integral part of these financial statements.



        CARRIER CORPORATION REPRESENTED EMPLOYEE SAVINGS PLAN

                    Notes to Financial Statements


NOTE 1 - DESCRIPTION OF THE PLAN

General. The Carrier Corporation Represented Employee Savings Plan (the Plan) is a defined contribution savings plan administered by United Technologies Corporation (UTC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Union represented employees of Carrier, covered by a collective bargaining agreement that provides for Plan participation, are eligible to participate in the Plan after completing at least one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the plan document which is available from UTC.

Contributions and Vesting. All participants may elect, through payroll deductions, to make after-tax contributions of between $2 per week and a maximum amount as permitted by the relevant collective bargaining agreement. Certain participants, depending on their collective bargaining agreement, may also make tax-deferred contributions. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan. The employer will generally match 50 percent of the participant's contributions, up to specified limits. Generally, employer contributions, plus actual earnings thereon, become fully vested after two years of Plan participation.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) UTC's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited balances of terminated participants' nonvested amounts are used to reduce future employer contributions. For the period ended December 31, 1996, approximately $ 8,300 of forfeitures were used to fund employer contributions.

Investment Options. Participants may elect to allocate the contributions in any whole percentage among the following funds. Participants are permitted to transfer their accounts between investment funds once per quarter in any whole percentage.

 . The Income Fund is invested in contracts issued by five insurance companies.

 . The Equity Fund is principally invested in the BT Pyramid Equity Index Fund, which is a commingled trust fund managed by Bankers Trust Company (BT), the Trustee, and includes a portfolio of common stocks replicating the Standard & Poor's Composite Index of 500 stocks.

 . The UTC Stock Fund consists principally of 67,069 and 40,670 shares of UTC
  Common Stock at December 31, 1996 and 1995, respectively. Share amounts reflect the 2 for 1 stock split effective December 10, 1996.

 . The Global Fund is invested in almost equal proportions in three different funds managed by the Trustee: the BT Pyramid International Securities Index Fund, the BT Pyramid Fixed Income Index Fund and the BT Pyramid Equity Index Fund (as described above). The BT Pyramid International Securities Index Fund invests in four other international index funds managed by the Trustee. The BT Pyramid Fixed Income Index Fund invests primarily in obligations of the U.S. Government and its agencies and other publicly traded, high-grade domestic debt instruments.

Participant Loans Receivable. Certain participants with at least two years of plan participation are allowed to borrow up to 50 percent of their vested account balances. Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant's account and bear interest at Bankers Trust's prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, benefits are paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to fifteen years. At the participant's election, the portion of a lump sum distribution attributable to the UTC Stock Fund may be paid in shares of UTC Common Stock instead of cash. There were no distributions in common stock for the period ended December 31, 1996.

Other. Participants who transfer to a new UTC location with a different savings plan have the option of transferring their account balances in accordance with the provisions of the new savings plan.


NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Master Trust. The Plan's assets are kept in a Master Trust maintained by the Trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC and its subsidiaries are combined. Participating plans purchase units of participation in the investment funds based on their monthly contribution to such funds and the unit value of the applicable investment fund at the end of the month. The unit value of each fund is determined at each month end by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds' investments increases the plans' unit values. Distributions to participants reduce the number of participation units held by the plans.

Investment Valuation. Except for the Income Fund, the Plan's investments are stated at fair value. The fair value of the Equity Fund, the UTC Stock Fund, and the Global Fund is determined by the Trustee by reference to published market data. The Income Fund's investment contracts are stated at contract value which represents contributions plus earnings, less Plan withdrawals.

Plan Expenses. Plan expenses are payable out of Plan assets, unless paid by the employer. The expenses for the 1996 plan year were paid by the employer.

Use of Estimates. The preparation of financial statements requires UTC to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENT CONTRACTS

Under these contracts, each insurance company guarantees repayment in full of the principal amount invested plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average rates for 1996 were 7.5% and 7.25%, respectively. The following is a summary of the investment contracts held in the Income Fund and the portion allocable to the Plan:

(Thousands of Dollars)             December 31, December 31,
                                   1996         1995
CIGNA                              $ 1,512,307  $  1,566,944
Aetna                                  457,815       494,944
Travelers                              388,845       432,342
Prudential                             236,966       219,677
Metropolitan Life                      782,764       587,847
                                   $ 3,378,697  $  3,301,754

Amount of the contracts allocable  $    35,546  $     31,777
to the Plan

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to Form 5500:

                                                     December 31,
(Thousands of Dollars)                              1996        1995
Net assets available for benefits
  per the financial statements                  $ 53,656    $ 42,424
Amounts allocated to participant
  withdrawals                                       (836)       (411)
Net assets available for benefits
  per Form 5500                                   52,820      42,013

                                                  Year Ended December
                                                  31, 1996

Benefits paid to participants per the
  financial statements                                      $  3,554
Add: Amounts allocated to participant
  withdrawals at December 31, 1996                               836
Less: Amounts allocated to participant
  withdrawals at December 31, 1995                              (411)
Benefits paid to participants per Form
  5500                                                      $  3,979

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated September 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letters. However, the Plan administrator and tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.


NOTE 7 - SUBSEQUENT EVENT

Effective January 1, 1997, Fidelity Institutional Retirement Services Company assumed the participant account recordkeeping responsibilities from Bankers Trust.

                              SIGNATURES


The Plan (or other persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                          CARRIER CORPORATION
                          REPRESENTED EMPLOYEE SAVINGS PLAN



Dated:  June 26, 1997     By: /s/ Daniel P. O'Connell
                            Daniel P. O'Connell
                            Corporate Director, Employee Benefits and Human Resources Systems
                            United Technologies Corporation

                                                            Exhibit 23






                  CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-11255) of United Technologies Corporation of our report dated June 26, 1997 appearing in the Carrier Corporation Represented Employee Savings Plan's Annual Report on Form 11-K for the period ended December 31, 1996.



PRICE WATERHOUSE LLP
Hartford, Connecticut
June 26, 1997